AMENDMENT TO RIGHTS AGREEMENT

         FIRST INDIANA CORPORATION; an Indiana corporation (the “Company”), and NATIONAL CITY BANK, as successor rights agent (the “Rights Agent”), hereby amend the Rights Agreement dated as of November 14, 1997 (the “Rights Agreement”) pursuant to Section 27 thereof as follows:

1.	Section 2 of the Rights Agreement is amended to read as follows:
Section 2. Appointment of Successor Rights Agent. The Company hereby appoints the Rights Agent to act as successor agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Shares) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable.

2.	Section 12 of the Rights Agreement is amended to read as follows:
Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 or 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) file with the Rights Agent and with each Transfer Agent for the Common Shares or the Preferred Shares a copy of such certificate and (c) provide notice thereof to each holder of a Rights Certificate in accordance with Sections 25 and 26 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained, and shall not be obligated or responsible for calculating any adjustment, nor shall it be deemed to have knowledge of such an adjustment unless and until it shall have received such certificate.

3.	Section 21 of the Rights Agreement is amended to read as follows:
Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days' notice in writing, mailed to the Company and to each Transfer Agent of the Common Shares or Preferred Shares by registered or certified mail. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each Transfer Agent of the Common Shares or Preferred Shares by registered or certified mail. In either case, the Company shall also provide notice to the holders of the Rights Certificates in the manner provided in Section 26. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation which is authorized under the laws of its jurisdiction or organization to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least Fifty Million Dollars ($50,000,000). After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, convenience, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each Transfer Agent of the Common Shares or Preferred Shares, and provide notice thereof to the registered holders of the Rights Certificate in the manner provided in Section 26. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of a successor Rights Agent, as the case may be.

4.	Section 26 of the Rights Agreement is amended to read as follows:
Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

First Indiana Bank Attention: President First Indiana Plaza 135 North Pennsylvania Street, Suite 2800 Indianapolis, Indiana 46204
Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if sent by registered or certified mail and deemed delivered upon receipt, addressed (until another address is filed in writing with the Company) as follows:

National City Bank Corporate Trust Administration 629 Euclid Avenue Suite 635 Cleveland, Ohio 44114

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate shall be sufficiently given or made if a brief summary is either (i) if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company or (ii) prior to the Distribution Date, if included in a report filed by the Company under the Exchange Act.

This Amendment is effective as of May 8, 2002.
FIRST INDIANA CORPORATION
By: /s/ Marni McKinney
Marni McKinney
Vice Chairman and Chief Executive Officer
NATIONAL CITY BANK
By: /s/ Laura Kress
Laura Kress
Vice President